# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fold Holdings, Inc., CIK 0001889123
CUSIP: 29103K100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11201 North Tatum Blvd.,, Suite 300, Unit 42035,, Phoenix,, Arizona (AZ), 85028
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002058689

## Reporting persons
- Fulgur Frontier Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Bahamas (C5); sole voting power 0; shared voting power 6,548,430; sole dispositive power 0; shared dispositive power 6,548,430; aggregate amount beneficially owned 6,548,430 (14.2% of the class)
  Comment: Based on 46,138,876 common shares outstanding, as set forth in the issuer's Form 8-K filed February 14, 2025. See Item 4 for additional information.
- Fulgur Ventures I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,360,345; sole dispositive power 0; shared dispositive power 4,360,345; aggregate amount beneficially owned 4,360,345 (9.5% of the class)
  Comment: Based on 46,138,876 common shares outstanding, as set forth in the issuer's Form 8-K filed February 14, 2025. See Item 4 for additional information.

## Item 1. Issuer
Name of issuer: Fold Holdings, Inc.
Address of issuer's principal executive offices: 11201 North Tatum Blvd., Suite 300, Unit 42035, Phoenix, AZ 85028

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Fulgur Frontier Capital LP
Fulgur Ventures I, L.P.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is c/o 11201 North Tatum Blvd., Suite 300, Unit 42035, Phoenix, AZ 85028.
Citizenship:
Fulgur Frontier Capital LP B is organized in the Commonwealth of The Bahamas.

Fulgur Ventures I, L.P. is organized in the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.
Percent of class:
Fulgur Frontier Capital LP - 14.2%
Fulgur Ventures I, L.P. - 9.5%
Sole power to vote or to direct the vote:
Fulgur Frontier Capital LP - 0
Fulgur Ventures I, L.P. - 0
Shared power to vote or to direct the vote:
Fulgur Frontier Capital LP - 6,548,430
Fulgur Ventures I, L.P. - 4,360,345
Sole power to dispose or to direct the disposition:
Fulgur Frontier Capital LP - 0
Fulgur Ventures I, L.P. - 0
Shared power to dispose or to direct the disposition:
Fulgur Frontier Capital LP - 6,548,430
Fulgur Ventures I, L.P. - 4,360,345

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Statement

## Signatures
- Fulgur Frontier Capital LP: /s/ Oleg Mikhalskiy, Oleg Mikhalskiy, President (03/07/2025)
- Fulgur Ventures I, L.P.: /s/ Oleg Mikhalskiy, Oleg Mikhalskiy, Manager (03/07/2025)